Exhibit 99.1

Supplemental Submission

Pursuant to Item 16I(a) of Form 20-F

Emeren Group Ltd (the “Company”) is submitting via EDGAR the following information under Item 16I(a) of Form 20-F in relation to the Staff Statement on the Holding Foreign Companies Accountable Act and the Consolidated Appropriate Act, 2023 (the “HFCAA”). On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the Public Accounting Oversight Board (PCAOB) in connection with the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021. The Company’s registered public accounting firm for the fiscal year ended December 31, 2021, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”), was headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022, when the PCAOB vacated its previous determination. On January 31, 2023, the Company dismissed Grant Thornton and appointed Marcum Asia CPAs LLP (“MarcumAsia”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022, effective January 31, 2023. MarcumAsia is an independent public accounting firm headquartered in New York and subject to the oversight of the PCAOB.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

The Company’s principal shareholders are Mr. Himanshu H. Shah (and entities affiliated with him) and Invesco Ltd., who beneficially owned (determined in accordance with the SEC rules) 28.05% and 9.92% of our shares, respectively.

The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 regarding the beneficial ownership of Mr. Himanshu H. Shah, Shah Capital Management, Inc., and Shah Capital Opportunity Fund LP: “The information was based on Schedule 13D/A filed by Shah Capital Management, Inc. (who serves as investment adviser to Shah Capital Opportunity Fund LP), Shah Capital Opportunity Fund LP and Himanshu H. Shah (who serves as President and Chief Investment Officer of Shah Capital Management, Inc.) Shah Capital Management, Inc. is a North Carolina registered corporation. Shah Capital Opportunity Fund LP is a Delaware Limited Partnership and Himanshu H. Shah is a United States citizen. Shah Capital Management, Inc. has shared voting power and shared dispositive power over 16,008,634 ADSs, and no sole voting power or sole dispositive power. Shah Capital Opportunity Fund LP has shared voting power and shared dispositive power over 15,620,899 ADSs, and no sole voting power or sole dispositive power. Himanshu H. Shah has sole voting power and sole dispositive power over 56,370 ADSs and shared voting power and shared dispositive power over 16,008,634 ADSs. The business address of Shah Capital Management, Inc., Shah Capital Opportunity Fund LP, and Himanshu H. Shah is 8601 Six Forks Road, Suite 630, Raleigh, North Carolina 27615.”

The following is an excerpt of the relevant disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2022 regarding the beneficial ownership of Invesco Ltd.: “The information was based on Schedule 13G/A filed by Invesco Ltd. on February 8, 2023. Invesco Ltd. has sole voting power and sole dispositive power over 56,828,290 shares. Invesco Ltd. does not have any shared voting power or shared dispositive power. Invesco Capital Management LLC and Invesco Asset Management Deutschland GmbH are subsidiaries of Invesco Ltd. However, no one individual has greater than 5% economic ownership. The shareholders of the fund have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of securities listed above. The business address of Invesco Ltd. is 1555 Peachtree Street NW, Suite 1800, Atlanta, GA 30309.”

Based on an examination of the Company’s register of members and public filings made by its shareholders, to the Company’s knowledge, excluding the beneficial ownership of the Company’s directors and senior management, no other shareholder beneficially owned 5% or more of the Company’s outstanding shares as of March 31, 2023.

Furthermore, as of the date hereof, the directors, officers and senior management of the Company consist of: [Martin Bloom, Julia Xu, Ramnath N. Iyer, Himanshu H. Shah, Yumin Liu, Ke Chen, Simon Cheah and John Ewen]1, and none of such persons are a representative of any government entity in the People’s Republic of China.

Based on the above, the Company is not owned or controlled by a government entity in China.

EMEREN GROUP LTD

By:	/s/ Yumin Liu
Name	Yumin Liu
Title:	Chief Executive Officer

Date: August [__], 2023

1 Emeren to confirm. Those listed are identified on Emeren’s website.